UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2023

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-799-6183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 17, 2023, NeuroSense Therapeutics Ltd. (the “Company”) issued a press release announcing an update for the first quarter ended March 31, 2023. A copy of the press release is furnished herewith as Exhibit 99.1.

This Report on Form 6-K (other than the paragraph immediately preceding the heading “About NeuroSense") is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-269306) and Form S-8 (File No. 333-262480), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated April 17, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: April 17, 2023	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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